

January 10, 2013

Via E-mail
Mark H. Collin
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, NH 03842

> **Re: Unitil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 1, 2012**
> **File No. 001-08858**

Dear Mr. Collin:

We have reviewed your response dated December 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies, page 54

1. We note your response to comment 1 in our letter dated December 11, 2012. It is our understanding that you are collecting through rates removal and other asset retirement costs that are expected to be incurred in the future. Additionally, you state these costs are not associated with an asset retirement obligation within the scope of ASC 410-20. We believe these removal and other asset retirement costs that you have charged in rates represent regulatory liabilities under ASC 980. Please amend your filing by reclassifying these expected future removal and asset retirement costs previously recorded as an element of accumulated depreciation to a regulatory liability.

Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62

Credit Arrangements, page 65

2. We note your responses to comments 2 and 3 in our letter dated December 11, 2012. In order to better assist us in understanding your accounting for the asset management agreement, please provide us with the related asset management agreement contract.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief